

May 16, 2013

<u>Via E-mail</u>
Bojana Banjac
Principal Executive Officer
Blue Fashion Corp.
2780 So. Jones Blvd. #3752
Las Vegas, Nevada 89146

      Re: Blue Fashion Corp.
             Registration Statement on Form S-1
             Filed April 25, 2013
             File No. 333-188119

Dear Ms. Banjac:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have a limited operating history with no history of revenues and tangible assets consisting solely of cash. Rule 405 of the Securities Act defines a "shell company" as a registrant that has "nominal operations" and "assets consisting solely of cash and cash equivalents and nominal other assets." Based on your nominal operations and assets, it appears that you are a shell company as defined in Rule 405 of the Securities Act. Please revise your disclosure throughout your prospectus to prominently identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Further, revise your disclosure throughout your prospectus, including providing appropriate risk factor disclosure, to

make clear that private resales are not permitted under Rule 144(i) until 12 months after the company is no longer considered a shell company.

Prospectus Cover Page, page 3

2. Revise your disclosure throughout your prospectus, including in your risk factor, MD&A and business disclosure, to discuss the minimum amount of financing you will need in the next 12 months to begin operations. We note your disclosure on page 14 that you will rely primarily upon loans from your principal executive officer to meet your obligations. In addition, we note your disclosure that you will still need additional funding to support your operations.

Prospectus Summary, page 5

3. We note your disclosure on page 5 stating that you intend to use the net proceeds from this offering to develop your business operations. Revise your disclosure in this section and throughout the prospectus, including in your business section beginning on page 22, to clearly convey to investors the nature of your proposed business and the status of your business development. For instance, explain in greater detail how you intend to attract future models to enter into modeling agreements and how you will ultimately generate revenue pursuant to those agreements from future clients. We currently note general disclosure related to your strategy and marketing plans on pages 17 and 23. In addition, disclose what you have accomplished to date and what remains to be accomplished for you to fully develop your business and begin generating revenue.

The Offering, page 6

4. Revise your disclosure related to the duration of the offering to reflect all circumstances upon which the offering may be terminated. We note your disclosure on page 3 also discussing that the board of directors can decide in their best interest to terminate the offering prior to the completion of the sale of all 9 million common shares. Briefly discuss factors the board of directors may consider in deciding to terminate the offering.

Risk Factors, page 6

5. Revise your disclosure to provide a risk factor that your independent auditor has issued a going concern opinion.

6. Include a risk factor discussing the difficulty an investor may have in enforcing his or her rights against the company through litigation, or otherwise, due to the fact that the company's operations and its principals will be located in Eastern Europe.

Our short operating history makes our business difficult to evaluate, page 7

7. We note your MD&A disclosure on page 15. Revise this risk factor to also discuss that your current cash balance will not be sufficient to fund your operations for the next 12 months. Discuss that your current operations are solely dependent on personal loans from your principal executive officer, in which there is no maximum amount of funds your PEO has agreed to advance or written agreement governing the loans. Finally, explain that in order to achieve your business plan goals, you will need funding from this offering. As noted in prior comment 3, discuss the minimum amount of financing you will need in the next 12 months to begin operations.

Failure of third parties, that are related to our business, to provide reliable services…, page 7

8. It appears this risk factor disclosure may not be relevant to your company. Please advise or revise to provide specific disclosure explaining the products and services you will rely upon to be provided by third party suppliers.

We are selling this Offering without an underwriter and may be unable to sell any shares, page 11

9. We note that your company will be based in Belgrade, Serbia and initially your business will be focused there. Discuss where Ms. Banjac intends on focusing her selling efforts and the likelihood that the market for the company's securities will be highly illiquid for U.S. investors even if the offering is successful.

Management's Discussion and Analysis or Plan of Operations, page 15

Plan of Operation, page 16

10. Clarify your disclosure on page 17 to specify the amount of financing you believe will be "enough money" raised through this offering to "run your operations." Clarify whether this specified amount of financing will be sufficient to commence operations and also sustain your operations for at least the next 12 months.

11. We note your disclosure that upon completion of this offering, your specific goal is to "profitably sell your products." Clarify what products you are referring to.

Liquidity and Capital Resources, page 21

12. Clarify your disclosure on page 21 stating "[T]o meet a small part our need for cash we are attempting to raise money from this offering."

Description of Business, page 22

13. Revise your disclosure to explain your future fee arrangements with your clients. Discuss whether you will charge your clients fixed fees. In addition, discuss how you will generate revenue pursuant to the contracts entered into with your models. Describe whether the 30% commission amount pursuant to the Nina Vorkapic modeling contract will be the standard commission amount in each modeling agreement, or explain whether the commission and other terms will vary based upon the agreement.

Agreement with Ms. Nina Vorkapic, page 23

14. Please disclose the term of the "working contract" with Ms. Nina Vorkapic.

Plan of Distribution, page 28

15. Revise your disclosure to indicate that you are offering up to 9,000,000 shares of your common stock in this offering, rather than 5,000,000 common shares.

Anti-Takeover Law, page 29

16. Please clarify your disclosure in this section given the address of your principal executive offices and the address for your registered agent for service are located in the state of Nevada.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant at (202) 551-3385, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
Thomas E. Puzzo, Esq.